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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 Amendment No. 2
                        RULE 13E-3 TRANSACTION STATEMENT
           (Pursuant to Section 13(e) of the Securities Exchange Act)

                                 PDK Labs, Inc.
                                (Name of Issuer)

                                Karine Hollander
                               Raveendra Nandigam
                                Reginald Spinello
                           PDK Acquisition Corporation
                                 PDK Labs, Inc.

                              PDK Acquisition Corp.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 per share
                         Preferred Stock, $.01 per share
                         (Title of Class of Securities)

                             Common Stock: 693293508
                           Preferred Stock: 693293300
                      (CUSIP Number of Class of Securities)

                              Robert H. Cohen, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                                 (212) 735-8680

                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
             Communication on Behalf of Person(s) Filing Statement)

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This statement is filed in connection with (check the appropriate box):

a. The filing of solicitation materials or in information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934. |X|

b. The filing of registration statement under the Securities Act of 1933.

c. A tender offer.

d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Calculation of Filing Fee

$ 9,094,063                             $1,818.81
---------------------                   -----------------------------
Transaction Valuation (1)                 Amount of Filing Fee


Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. |X|

Amount previously paid: $2,363.46                Filing party: PDK Labs Inc.

Form or registration no.:   14D-1         Date filed:  August 4, 2000

      This Amendment No. 2 to Schedule 13E-3 (the "Amendment No. 2") relates to a Schedule 13E-3 (the "Original Statement") dated August 4, 2000, relating to the Agreement and Plan of Merger, dated as of August 3, 2000 (the "Merger Agreement"), by and among PDK Acquisition Corporation, a New York corporation ("Purchaser") and PDK Labs Inc., a New York corporation (the "Company"), pursuant to which Purchaser will be merged into the Company, with Purchaser being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and preferred stock, par value $.01 per share, of the Company (the "Preferred Stock") not owned by the Purchaser will be acquired for $5.00 per share, and $8.00 per share, respectively, net to the seller in cash.

--------

      (1) As of September 15, 2000, the Company has 2,300,007 shares of Common Stock and 244,566 shares of Preferred Stock outstanding. 872,500 shares of Common Stock are owned by the Purchaser or will be contributed to the Purchaser in connection with the transaction described herein by the stockholders of the Purchaser. Therefore, the fee is based on 1,427,507 multiplied by the merger price of $5.00 per share of Common Stock, plus 244,566 multiplied by the merger price of $8.00 per share of Preferred Stock.

                                        2
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      The terms and conditions of the Merger Agreement are described in the
Preliminary Proxy Statement of the Company, as amended by the First Amended Proxy Statement of the Company, dated September __, 2000, (as amended, the "Proxy Statement") which was filed with the Securities and Exchange Commission on August 4, 2000. A copy of the Proxy Statement is filed with the Original Statement as Exhibit a(2), the first Amended Proxy Statement is filed with this Amendment No. 2 as Exhibit a(5) and a copy of the Merger Agreement is attached as Exhibit A to the Proxy Statement.

Item 1.  Summary Term Sheet

      The information set forth on the Cover Page of the Proxy Statement and under the Section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information

      (a) The name of the subject company is PDK Labs Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 145 Ricefield Lane, Hauppauge, New York 11788. The Company's telephone number is (631) 273-2630.

      (b) This transaction relates to shares of common stock, par value $.01 per share and preferred stock, par value $.01 per share, of the Company. As of July 10, 2000, there were 2,320,007 shares of Common stock outstanding and 446,466 shares of Preferred Stock outstanding. On September 15, 2000, 20,000 shares of Common Stock were surrendered to the Company, leaving 2,300,007 shares outstanding. On September 15, 2000, the Company repurchased 202,900 shares of Preferred Stock, leaving 244,566 shares of Preferred Stock outstanding.

      (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in "Information Regarding PDK-Market Price of Common Stock and Preferred Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

      (d) The information regarding the Company's dividend history and restrictions is contained in "Information Regarding PDK-Market Price of Common Stock and Preferred Stock and Dividends" of the Proxy Statement, which is incorporated herein by reference.

      (e) The Company has not made an underwritten public offering for cash in the last 3 years.

      (f) The Company has not purchased any of its shares since the commencement of its second full fiscal year preceding the date hereof, other than as listed in "Information Regarding PDK-Recent Stock Purchases" of the Proxy Statement, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a)-(c) This Statement is filed by Purchaser, as well as Reginald Spinello, Karine Hollander and Raveendra Nandigam (the "Continuing Shareholders") and the Company. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser

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and the Company, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and of the Company are set forth in "Information Regarding PDK-Information Regarding PDK Acquisition and the Management Employee Group and Directors and Executive Officers", "Information Regarding PDK-Directors and Executive Officers" and "Information Regarding PDK-Stock Ownership" of the Proxy Statement and are incorporated herein by reference.

      (e) and (f) During the last five years, neither Purchaser, the Company, nor to the best knowledge of Purchaser, none of the Continuing Shareholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction.

      (a), (d)-(f) The information contained in "Special Factors - Background of the Merger" and "The Merger" of the Proxy Statement is incorporated herein by reference.

      (c) The terms of the 13E-3 transaction are the same for all shareholders of the Company other than Purchaser.

Item 5. Past Contacts, Transactions or Negotiations and Agreements.

            (a)-(c), (e) The information set forth in "Special Factors - Background of the Merger," "Special Factors - Conflicts of Interest" and "The Merger" of the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

            (b)-(c)(1)-(8) The information set forth in "Special Factors - Conduct of PDK's Business After the Merger", "The Merger - Combination of Corporations", "The Merger-Conversion of Securities", "Special Factors - Effects of the Merger" and "The Merger" of the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      The information set forth in "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Special Committee and the Board of Directors", "Special Factors - Purpose and Reasons of Management/Employee Group for the Merger" and "Special Factors - Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

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Item 8. Fairness of the Transaction.


      (a) Purchaser, the Company and the Continuing Shareholders reasonably believe that the Rule 13e-3 transaction is fair to unaffiliated shareholders.

      (b) The information set forth in "Special Factors - Background of the Merger", "Special Factors - Recommendation of the Special Committee and the Board of Directors" and "Special Factors - Opinion of PDK's Financial Advisor" of the Proxy Statement is incorporated herein by reference. Purchaser, the Company and the Continuing Shareholders place significant weight on the opinion of the Special Committee and the report of JW Genesis Capital Markets, Inc., which is attached as an exhibit to the Original Statement.

      (c) The transaction is not structured to require the approval of a majority of the unaffiliated shareholders.

      (d) A majority of the independent directors who are not employees of the issuer have retained an unaffiliated representative for the purposes of preparing a report concerning the fairness of such transaction. The information set forth in "Special Factors - Recommendation of the Special Committee and the Board of Directors" of the Proxy Statement is incorporated herein by reference.

      (e) The transaction was approved by a majority of the directors of the Company who are not employees of the Company.

      (f) There have been no other offers.


Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a), (b) The information set forth in "Special Factors - Recommendation of the Special Committee and the Board of Directors" and "Special Factors - Opinion of PDK's Financial Advisor" of the Proxy Statement is incorporated herein by reference.

      (c) Any report referred to in Item 9(a) shall be made available for inspection or copying at the principal executive office of the Company during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

            The information set forth in "Financing of the Merger- Cash Financing for the Merger", "Financing of the Merger - Financing Conditions" and "The Merger - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

Item 11. Interest in the Securities of the Subject Company.

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          The information set forth in the Introduction and in "Special
Factors - Background of the Merger" of the Proxy Statement is incorporated herein by reference. Purchaser and the Continuing Shareholders own, collectively, 872,500 shares of Common Stock, constituting approximately 38% of that class. Reginald Spinello has the right to vote 100,000 additional shares of Common Stock; giving the group the right to vote approximately 42% of that class. Purchaser owns no Preferred Stock of the Company.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

      (d) The information set forth in the "Introduction - What vote is required to approve the Merger" and, "Special Factors - Background of the Merger" of the Proxy Statement is incorporated herein by reference.

      (e) The information set forth in the "Special Factors - Positions of the Management/Employee Group and PDK Acquisition as to the Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

      The information set forth in "The Special Factors - Projections" of the Proxy Statement, the Company's Annual Report on form 10-K for the year ended November 30, 1999, the Company's Quarterly Reports on Form 10- Q for the quarter ended May 31, 2000, are incorporated herein by reference.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

      The information set forth in "Special Factors - Background of the Merger", "Special Factors - Purpose and Reasons of the Proxy Statement and the Merger", "Special Factors - Opinion of PDK's Financial Advisor", "Special Factors - Conflicts of Interest" and "The Merger - Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

      The information set forth in the Proxy is incorporated herein by reference.

Item 16. Material to be Filed as Exhibits.

      (a) (1) Agreement and Plan of Merger between PDK Acquisition Corp. and PDK Labs, Inc., dated as of August 3, 2000.

      (a)(2) Form of Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated August 4, 2000.

      (a) (3) Form of Letter of Transmittal, dated August 4, 2000.

      (a) (4) Form of Opinion of JW Genesis Capital Markets, Inc., dated August 3, 2000.

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      (a)(5) Form of First Amended Proxy Statement of PDK Labs Inc., pursuant to
Section 14(a) of the Securities Act of 1934, dated September ___, 2000.

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      PDK ACQUISITION CORP.


                                      By: /s/ Reginald Spinello
                                          ---------------------
                                      Name:  Reginald Spinello
                                      Title: President


                                      PDK LABS INC.


                                      By: /s/ Reginald Spinello
                                          ---------------------
                                      Name:  Reginald Spinello
                                      Title: President

                                         /s/ Reginald Spinello
                                       ------------------------------
                                       Reginald Spinello

                                         /s/ Karine Hollander
                                       ------------------------------
                                       Karine Hollander

                                         /s/ Raveendra Nandigam
                                       ------------------------------
                                       Raveendra Nandigam



                                        7


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                                  Exhibit List

* (a) (1) Agreement and Plan of Merger between PDK Acquisition Corp. and PDK Labs, Inc., dated as of August 3, 2000.

* (a)(2) Form of Proxy Statement of PDK Labs Inc., pursuant to Section 14(a) of the Securities Exchange Act of 1934, dated August 4, 2000.

*     (a) (3) Form of Letter of Transmittal, dated August 4, 2000.

* (a) (4) Form of Opinion of JW Genesis Capital Markets, Inc., dated August 3, 2000.

      (a)(5) Form of First Amended Proxy Statement of PDK Labs Inc., pursuant to
Section 14(a) of the Securities Act of 1934, dated September ___, 2000.





*     Previously filed



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